[DESCRIPTION]SCHEDULE 13G

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                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13G/ A
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                      PURSUANT TO 13d-2(b)



                      (Amendment No. 1) *




                    Peoples Bankcorp, Inc.
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                        (Name of Issuer)



             Common Stock, par value $0.01 per share
        --------------------------------------------------
                 (Title of Class of Securities)



                          710811 10 0
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                         (CUSIP Number)



                       December 31, 1999
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     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 710811 10 0             13G/ A         Page 2 of 6 Pages


1.   NAMES OF REPORTING PERSONS:

     Edward Gruca


     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Not applicable.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [   ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America.

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER:                 1,000

6.   SHARED VOTING POWER:               8,500

7.   SOLE DISPOSITIVE POWER:            1,000

8.   SHARED DISPOSITIVE POWER:          8,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                            9,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  7.07%

12.  TYPE OF REPORTING PERSON:   IN



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CUSIP No. 710811 10 0             13G/ A         Page 3 of 6 Pages


1.   NAMES OF REPORTING PERSONS:

     Lourdes Gruca


     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Not applicable.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [   ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ecuador

Number of Shares Beneficially Owned by Each Reporting Person with:

5.   SOLE VOTING POWER:                     0

6.   SHARED VOTING POWER:               8,500

7.   SOLE DISPOSITIVE POWER:                0

8.   SHARED DISPOSITIVE POWER:          8,500

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                            8,500

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.32%

12.  TYPE OF REPORTING PERSON:   IN


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CUSIP No. 710811 10 0         13G/ A        Page 4 of 6 Pages

                  Securities and Exchange Commission
                        Washington, D.C.  20549

ITEM 1(a)  NAME OF ISSUER.
           Peoples Bankcorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           825 State Street
           Ogdensburg, New York  13699

ITEM 2(a)  NAME OF PERSON(S) FILING.
           Edward Gruca
           Lourdes Gruca

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           29450 Cedar Road
           Pepper Pike, Ohio 44124

ITEM 2(c)  CITIZENSHIP.
           United States of America
           Ecuador

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           710811 10 0

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:
           Not applicable.

ITEM 4.  OWNERSHIP.

         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each Reporting Person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each Reporting
               Person.

         (c)   See Rows 5, 6, 7, and 8 of the second part of the
               cover page provided for each Reporting Person.
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CUSIP No. 710811 10 0           13G/ A         Page 5 of 6 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 710811 10 0         13G/ A         Page 6 of 6 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2000                /s/  Edward Gruca
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                                       Edward Gruca




                                       /s/  Lourdes Gruca
                                       -------------------------
                                       Lourdes Gruca